EXHIBIT B
METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

August 8, 2005

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on August 8, 2005 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports it has signed a Letter of Intent to enter into an option agreement with Full Metal whereby Metallica can earn a 65% interest in Full Metal’s Aleutian Islands and Alaska Peninsula Properties. When finalized, Metallica Resources will have the option to earn a 65% interest in the Properties by investing a total of US$4,750,000 over a five year option term (US$250,000 in the first year). The investment will consist of US$4,500,000 in exploration and development expenditures, annual cash payments to Full Metal totaling US$200,000, and a cash payment of US$50,000 paid upon signing. Metallica Resources will have the option to increase its interest from 65% to 70% in properties it selects for development by completing a pre-feasibility study, and the option to earn an additional 10% interest in such properties by completing a final feasibility study. Located in Southwest Alaska, the properties comprise mineral rights in excess of 2,000 square miles (1.4 million acres).

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of August 15, 2005.
“Richard J. Hall”
Richard J. Hall
President & Chief Executive Officer

ATTACHMENT “A”	Press Release No. 05-08
Metallica Resources Options Aleutian Islands / Alaska Peninsula Properties
from Full Metal Minerals Ltd.
Toronto, Ontario — August 8, 2005 - Metallica Resources Inc. (TSX: MR, AMEX:MRB) and Full Metal Minerals Ltd. (TSX:V-FMM) are pleased to announce that Metallica has signed a Letter of Intent to enter into an option agreement with Full Metal whereby Metallica can earn a 65% interest in Full Metal’s Aleutian Islands and Alaska Peninsula Properties, subject to approval from the TSX Venture and TSX Exchanges.
When finalized, Metallica Resources will have the option to earn a 65% interest in the Properties by investing a total of US$4,750,000 over a five year option term (US$250,000 in the first year). The investment will consist of US$4,500,000 in exploration and development expenditures, annual cash payments to Full Metal totaling US$200,000, and a cash payment of US$50,000 paid upon signing. Metallica Resources will have the option to increase its interest from 65% to 70% in properties it selects for development by completing a pre-feasibility study, and the option to earn an additional 10% interest in such properties by completing a final feasibility study.
Located in Southwest Alaska, the properties comprise mineral rights in excess of 2,000 square miles (1.4 million acres). The properties are held 100% by Full Metal through exclusive option agreements with two Native Corporations. The properties cover a 150 mile section of the Alaskan Peninsula hosting numerous porphyry copper — gold — molybdenum and epithermal gold — silver prospects that have seen limited exploration in the past. Historic production within the property area includes the Apollo — Sitka mines on Unga Island which were Alaska’s first lode gold mines. More recent activity has included regional reconnaissance programs for copper porphyries during the 1970’s and epithermal gold systems during the late 1980’s and early 1990’s. All of the prospects within the project area are located at or near tidewater, and access to the region is excellent with regular commercial air and marine service from Anchorage and Seattle.
The 2005 program already in progress consists of reconnaissance level geologic mapping, geochemical and geophysical surveys, and mechanical trenching to identify areas meriting more detailed exploration and first pass drilling in 2006. Work is currently focused on the Pyramid, Zachary Bay, Kawisgag, San Diego Bay, Bee Creek, Weasel Mountain and Mallard Duck Bay porphyry prospects, as well as on a large epithermal vein system that includes the Apollo — Sitka and Shumagin deposits on Unga Island and the Centennial gold deposit on Popof Island near the town of Sand Point where a regional airport and commercial port facilities are located.
“Full Metal’s Aleutian Islands and Alaska Peninsula Properties represent a large under-explored land position along the Pacific Rim with excellent potential for the discovery of world class copper — gold — molybdenum and gold — silver mines,” according to Metallica Resources’ President and CEO Richard Hall. “Execution of the Letter of Intent with Full Metal also represents an important strategic step for Metallica as it expands its geographic reach to include a major position in North America”.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding and approximately US$38 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.
CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.
THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.